FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 5292-0720
investor.relations@51job.com

51job, Inc. Reports Third Quarter 2005 Financial Results

SHANGHAI, China, November 8, 2005 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the third quarter ended September 30, 2005.

Third Quarter 2005 Financial Highlights:

● ● ● ● ●	Total revenues and non-GAAP adjusted earnings per share exceeded expectations
 Total revenues increased 21.0% over Q3 2004 to RMB160.8 million (US$19.9 million), higher than the Company’s guidance range of RMB145 to RMB155 million
 Excluding the foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.48 (US$0.12 per ADS), 60% higher than the upper end of the Company’s guidance range of RMB0.22 to RMB0.30
 GAAP fully diluted earnings per common share were RMB0.30 (US$0.07 per ADS)
Gross margin achieved record level of 54.7%

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We are pleased that, led by the performance of our online recruitment services business, third quarter revenues and profitability exceeded expectations. In the third quarter, we continued our growth momentum through solid execution of our targeted sales and customer acquisition strategy. We also saw increased customer interest in and adoption of our newer, value-added HR products including business process outsourcing and corporate training services.”

“Our service platform is designed to take advantage of economies of scale and we are pleased that our combined efforts of driving top line growth and cost efficiency led to improved margins in the third quarter. Although we continue to observe a moderation in the growth of market demand compared to last year, our progress in increasing profitability each quarter in 2005 gives us further confidence in the strength of our business model and market leadership position. With the industry’s most visited website, widest geographical footprint, largest direct salesforce and broadest HR product portfolio, we remain a leading choice of HR managers in China,” said Mr. Yan.

Third Quarter 2005 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2005 were RMB160.8 million (US$19.9 million), an increase of 21.0% from RMB132.8 million for the same quarter in 2004. Excluding the revenue contribution of the stationery business which the Company ceased to actively operate in the fourth quarter of 2004, total revenues grew 26.6% in the third quarter of 2005 from RMB127.0 million in the third quarter of 2004.

Print advertising revenues for the third quarter of 2005 increased 20.2% to RMB93.1 million (US$11.5 million) compared with RMB77.4 million for the same quarter in 2004 due primarily to a higher number of recruitment advertisements placed in 51job Weekly (formerly translated as Career Post Weekly in English), which was partially offset by lower average revenue per page as a result of increasing revenue contribution from lower priced cities. The estimated number of print advertising pages generated in the third quarter of 2005 increased to 3,115 compared with 2,399 pages in the same quarter in 2004.

Online recruitment services revenues for the third quarter of 2005 were RMB44.4 million (US$5.5 million), representing a 37.5% growth from RMB32.3 million for the same quarter last year. The increase was principally attributable to a larger number of employers using the Company’s online recruitment services, which increased to 34,407 in the third quarter of 2005, compared with 23,562 in the same period last year.

Executive search revenues for the third quarter of 2005 decreased 21.5% to RMB6.3 million (US$0.8 million) from RMB8.1 million for the same quarter last year. For the third quarter of 2005, other human resource related revenues were RMB16.9 million (US$2.1 million), representing a 12.6% growth from RMB15.0 million for the third quarter last year. Excluding the stationery business, revenues from other human resource related services increased 83.9% from RMB9.2 million in the third quarter of 2004 due to increased demand for corporate training and business process outsourcing services.

Gross profit for the third quarter of 2005 was RMB82.9 million (US$10.2 million), representing an increase of 22.4% from RMB67.7 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, improved to 54.7% in the third quarter of 2005 compared with 53.7% in third quarter of 2004 due to economies of scale and improved efficiency the Company achieved in the third quarter of 2005.

Operating expenses for the third quarter of 2005 were RMB53.0 million (US$6.6 million) compared with RMB35.2 million for the same period last year. Operating expenses as a percentage of net revenues was 35.0% for the third quarter of 2005 compared with 27.9% in the September 2004 quarter. Sales and marketing expenses for the third quarter of 2005 grew to RMB27.6 million (US$3.4 million) from RMB17.7 million for the same quarter in 2004 mainly due to additional hires into the Company’s salesforce and higher spending on promotional activities. General and administrative expenses for the third quarter of 2005 increased to RMB22.2 million (US$2.7 million) from RMB14.2 million for the third quarter last year primarily as a result of higher professional services fees and other public company expenses, operating several additional sales offices over the comparable period in 2004 and increased personnel.

Income from operations for the third quarter of 2005 was RMB29.8 million (US$3.7 million) compared with RMB32.5 million for the same period last year. Interest and investment income increased to RMB5.6 million (US$0.7 million) in the third quarter of 2005 from RMB0.2 million in the third quarter of 2004 due to increased interest income from higher interest rates and larger bank deposits, which include proceeds from the Company’s initial public offering completed in October 2004.

On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar and now permits the Renminbi to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar. As the Renminbi is the Company’s functional currency, the Company recognized a corresponding foreign currency translation loss of RMB10.6 million (US$1.3 million) in the third quarter of 2005 when the Company’s cash held in U.S. dollars was translated into Renminbi based on an exchange rate as of September 30, 2005.

Excluding the foreign currency translation loss which had no realized impact on the Company’s cash earnings or cash holdings, non-GAAP adjusted net income was RMB27.5 million (US$3.4 million) in the third quarter of 2005, a 15.2% increase from RMB23.9 million in the third quarter of 2004. Non-GAAP adjusted fully diluted earnings per common share were RMB0.48 (US$0.06) in the third quarter of 2005 compared with RMB0.52 in the third quarter of 2004. Applying the 2:1 ratio of common shares to the Company’s publicly traded American Depositary Shares (ADSs) on the Nasdaq National Market, non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2005 were RMB0.96 (US$0.12) compared with RMB1.03 in the same period in 2004.

GAAP net income for the third quarter of 2005 was RMB17.0 million (US$2.1 million) compared with RMB23.9 million for the same period in 2004. Fully diluted earnings per common share for the third quarter of 2005 were RMB0.30 (US$0.04) compared with RMB0.52 for the same quarter in 2004. Fully diluted earnings per ADS in the third quarter of 2005 were RMB0.59 (US$0.07) compared with RMB1.03 in the third quarter of 2004. The Company’s basic weighted average number of common shares outstanding increased as a result of its initial public offering and the conversion of Series A Preference Shares into common shares in October 2004, which was partially offset by the buyback of ADSs under a stock repurchase program approved by shareholders in May 2005.

Nine Months 2005 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2005 were RMB450.9 million (US$55.7 million), an increase of 25.4% from RMB359.6 million in the comparable period in 2004. Excluding the revenue contribution of the stationery business, total revenues grew 28.5% in the first nine months of 2005 to RMB448.7 million (US$55.4 million) compared with RMB349.2 million in the same period last year.

Income from operations for the nine months ended September 30, 2005 was RMB56.3 million (US$7.0 million) compared with RMB71.7 million for the same period last year. Excluding the foreign currency translation loss, non-GAAP adjusted net income was RMB52.6 million (US$6.5 million) for the nine months of 2005 compared with RMB49.1 million for the comparable period in 2004. GAAP net income for the nine months ended September 30, 2005 was RMB42.1 million (US$5.2 million) compared with RMB49.1 million for the same period in 2004.

Business Outlook

For the fourth quarter of 2005, based on current market and operating conditions, the Company’s revenue target is in the range of RMB140 to RMB150 million (US$17.3 to US$19.5 million), which would represent an increase of 16% to 25% from the fourth quarter of 2004. Excluding the impact of any future foreign currency translation losses or gains that may arise from further revaluations of the Renminbi, the Company’s fully diluted earnings target for the fourth quarter of 2005 is in the range of RMB0.20 to RMB0.30 per common share (US$0.05 to US$0.07 per ADS).

Other Company News

In October 2005, the Company signed a letter of intent to purchase a new office complex in Zhangjiang High Technology Park in Shanghai’s New Pudong Area. The new complex is expected to become the Company’s principal executive offices and house its nationwide technology and online service center. The purchase price of the new premises is approximately RMB114 million and the Company expects to incur additional expenses associated with taxes, renovations, moving and other related activities. The Company expects to begin occupying the new complex in late 2006.

In September 2005, the Company announced the launch of a sales office in Zhengzhou, the capital of Henan province. Publication and distribution of a local edition of 51job Weekly commenced in early September.

In May 2005, the Company announced that its shareholders had approved a stock repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs from time to time over a period of 12 months. In the third quarter of 2005, the Company repurchased in the open market 231,905 ADSs, representing 463,810 common shares, at an average price of US$14.03 per ADS.

Conference Call Information

Management of 51job will host a conference call at 8:30 a.m. Eastern Time on November 8, 2005 (9:30 p.m. Shanghai / Hong Kong time zone) to discuss third quarter 2005 results. The call will be available live and on replay in the “Investor Relations” section of 51job’s website at www.51job.com or directly at ir.51job.com for U.S.-based participants. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-946-0720 (+1-719-457-2646 for international callers) and provide the passcode 3574884. An audio replay will be available through November 15, 2005, by calling +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 3574884.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly (formerly translated as Career Post Weekly in English) and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 23 cities with local editions of 51job Weekly and Hong Kong.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of foreign currency translation gain or loss. 51job believes these non-GAAP measures are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. As the Renminbi is the Company’s functional currency, GAAP requires translation into Renminbi at the end of each reporting period of the Company’s cash held in U.S. dollars, which results in a corresponding foreign currency translation gain or loss. Because such translation will not result in cash settlement nor impact the Company’s cash earnings or cash flows, 51job believes the non-GAAP financial measures provide useful information to investors to assess and analyze the Company’s core operating results. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2005, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2005; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	September 30, 2004	September 30, 2005	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	77,447,042	93,099,031	11,505,071
Online recruitment services	32,331,687	44,443,053	5,492,221
Executive search	8,059,322	6,326,391	781,808
Other human resource related revenues	14,999,238	16,883,951	2,086,499
Total revenues	132,837,289	160,752,426	19,865,599
Less: Business and related tax	(6,762,350)	(9,162,446)	(1,132,284)
Net revenues	126,074,939	151,589,980	18,733,315
Cost of services	(58,357,971)	(68,736,494)	(8,494,376)
Gross profit	67,716,968	82,853,486	10,238,939

Operating expenses:
Sales and marketing	(17,665,878)	(27,570,088)	(3,407,080)
General and administrative	(14,188,341)	(22,198,570)	(2,743,274)
Share-based compensation – share option (Note 2)	(3,344,675)	(3,237,445)	(400,080)
Total operating expenses	(35,198,894)	(53,006,103)	(6,550,434)
Income from operations	32,518,074	29,847,383	3,688,505
Gain / (Loss) from foreign currency translation	1,615	(10,596,968)	(1,309,561)
Interest and investment income	216,926	5,562,566	687,415
Other income	1,477,291	127,921	15,808
Income before provision for income tax	34,213,906	24,940,902	3,082,167
Income tax expense	(10,351,655)	(7,910,392)	(977,557)
Net income	23,862,251	17,030,510	2,104,610
Amount allocated to participating holders of Series A Preference Shares	(7,783,971)	–	–
Income attributable to common shareholders	16,078,280	17,030,510	2,104,610

Earnings per share:
Basic	0.55	0.31	0.04
Diluted	0.52	0.30	0.04

Earnings per ADS (Note 3):
Basic	1.11	0.61	0.08
Diluted	1.03	0.59	0.07

Weighted average number of common shares outstanding:
Basic	29,038,641	55,715,513	55,715,513
Diluted	31,086,993	57,281,182	57,281,182

Note 1: Note 2: Note 3:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB8.0920 on September 30,
2005 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.
Aggregate share-based compensation expense attributable to
cost of services and operating expenses was RMB3,790,675 for the three months ended September 30, 2004 and RMB3,597,976
(US$444,634) for the three months ended September 30, 2005.
Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Nine Months Ended
	September 30, 2004	September 30, 2005	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	226,706,751	277,291,885	34,267,410
Online recruitment services	81,878,593	115,112,686	14,225,493
Executive search	18,892,487	20,319,387	2,511,046
Other human resource related revenues	32,076,536	38,138,096	4,713,062
Total revenues	359,554,367	450,862,054	55,717,011
Less: Business and related tax	(17,609,138)	(25,670,058)	(3,172,276)
Net revenues	341,945,229	425,191,996	52,544,735
Cost of services	(166,123,100)	(206,990,934)	(25,579,700)
Gross profit	175,822,129	218,201,062	26,965,035

Operating expenses:
Sales and marketing	(47,156,025)	(86,252,539)	(10,658,989)
General and administrative	(41,568,594)	(65,764,556)	(8,127,108)
Share-based compensation – share options (Note 2)	(15,389,443)	(9,878,202)	(1,220,737)
Total operating expenses	(104,114,062)	(161,895,297)	(20,006,834)
Income from operations	71,708,067	56,305,765	6,958,201
Gain / (Loss) from foreign currency translation	1,926	(10,631,086)	(1,313,777)
Interest and investment income	678,689	15,233,614	1,882,552
Other income	1,969,546	581,394	71,848
Income before provision for income tax	74,358,228	61,489,687	7,598,824
Income tax expense	(25,281,796)	(19,392,203)	(2,396,466)
Net income	49,076,432	42,097,484	5,202,358
Amount allocated to participating holders of Series A Preference Shares	(15,914,281)	–	–
Income attributable to common shareholders	33,162,151	42,097,484	5,202,358

Earnings per share:
Basic	1.15	0.76	0.09
Diluted	1.07	0.73	0.09

Earnings per ADS (Note 3):
Basic	2.29	1.51	0.19
Diluted	2.15	1.47	0.18

Weighted average number of common shares outstanding:
Basic	28,916,398	55,710,597	55,710,597
Diluted	30,893,684	57,434,151	57,434,151

Note 1: Note 2: Note 3:
The conversion of RMB amounts into USD is amounts based on
the noon buying rate of USD1.00=RMB8.0920 on September 30,
2005 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.
Aggregate share-based compensation expense attributable to
cost of services and operating expenses was RMB16,801,068
for the nine months ended September 30, 2004 and
RMB11,028,915 (US$1,362,941) for the nine months ended
September 30, 2005.
Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2004	September 30, 2005	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	34,213,906	24,940,902	3,082,167
Add back: (Gain) / Loss from foreign currency translation	(1,615)	10,596,968	1,309,561
Non-GAAP income before provision for income tax	34,212,291	35,537,870	4,391,728
Non-GAAP income tax expense	(10,351,170)	(8,046,624)	(994,392)
Non-GAAP adjusted net income	23,861,121	27,491,246	3,397,336
Non-GAAP amount allocated to participating holders of Series A Preference Shares	(7,783,603)	–	–
Non-GAAP income attributable to common shareholders	16,077,518	27,491,246	3,397,336

Non-GAAP adjusted earnings per share:
Basic	0.55	0.49	0.06
Diluted	0.52	0.48	0.06

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.11	0.99	0.12
Diluted	1.03	0.96	0.12

Weighted average number of common shares outstanding:
Basic	29,038,641	55,715,513	55,715,513
Diluted	31,086,993	57,281,182	57,281,182

	For the Nine Months Ended
	September 30, 2004	September 30, 2005	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	74,358,228	61,489,687	7,598,824
Add back: (Gain) / Loss from foreign currency translation	(1,926)	10,631,086	1,313,777
Non-GAAP income before provision for income tax	74,356,302	72,120,773	8,912,601
Non-GAAP income tax expense	(25,281,218)	(19,539,694)	(2,414,693)
Non-GAAP adjusted net income	49,075,084	52,581,079	6,497,908
Non-GAAP amount allocated to participating holders of Series A Preference Shares	(15,913,844)	–	–
Non-GAAP income attributable to common shareholders	33,161,240	52,581,079	6,497,908

Non-GAAP adjusted earnings per share:
Basic	1.15	0.94	0.12
Diluted	1.07	0.92	0.11

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.29	1.89	0.23
Diluted	2.15	1.83	0.23

Weighted average number of common shares outstanding:
Basic	28,916,398	55,710,597	55,710,597
Diluted	30,893,684	57,434,151	57,434,151

Note 1: Note 2:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB8.0920 on September 30,
2005 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.
Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2004	2005	2005
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS

Current assets:
Cash	848,292,672	874,317,530	108,047,149
Short-term investments	–	10,501,610	1,297,777
Accounts receivable (net of allowance of RMB3,689,222 and RMB1,411,198 as of December 31, 2004 and September 30, 2005, respectively)	23,252,468	41,686,494	5,151,568
Prepayments and other current assets	14,675,948	14,194,106	1,754,091
Deferred tax assets, current	7,426,098	2,075,692	256,512
Total current assets	893,647,186	942,775,432	116,507,097
Investments	10,495,490	–	–
Property and equipment	22,534,875	33,706,901	4,165,460
Intangible assets	6,126,749	12,249,574	1,513,788
Other long-term assets	4,201,919	4,344,008	536,828
Deferred tax assets, non-current	376,122	412,314	50,953
Total assets	937,382,341	993,488,229	122,774,126
LIABILITIES

Current liabilities:
Accounts payable	9,820,033	13,444,925	1,661,508
Due to related parties	1,577,873	1,639,944	202,662
Salary and employee related accrual	11,698,665	18,654,237	2,305,269
Taxes payable	30,586,768	12,398,580	1,532,203
Advance from customers	17,777,757	47,430,117	5,861,359
Other payables and accruals	13,933,686	20,150,674	2,490,197
Deferred tax liabilities, current	169,237	–	–
Total current liabilities	85,564,019	113,718,477	14,053,198
Total liabilities	85,564,019	113,718,477	14,053,198
Commitments and contingencies	–	–	–

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,616,679 and 55,558,250 shares issued and outstanding as of December 31, 2004 and September 30, 2005, respectively)	46,044	45,996	5,684
Additional paid-in capital	869,125,807	861,723,298	106,490,768
Deferred share-based compensation	(40,154,027)	(27,278,794)	(3,371,082)
Statutory reserves	16,756,461	16,756,461	2,070,744
Other comprehensive loss	(501,659)	(338,876)	(41,877)
Retained earnings	6,545,696	28,861,667	3,566,691
Total shareholders’ equity	851,818,322	879,769,752	108,720,928
Total liabilities and shareholders’ equity	937,382,341	993,488,229	122,774,126

Note 1:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB8.0920 on September 30,
2005 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.